

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Joseph Pergola
Chief Financial Officer
Integral Ad Science Holding LLC
95 Morton St., 8th Floor
New York, NY 10014

> **Re: Integral Ad Science Holding LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 1, 2021**
> **CIK No. 0001842718**

Dear Mr. Pergola:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Strengths, page 6

1. Where you discuss CAGR for your top 100 customers based on average revenue per customer, to provide context to this disclosure, please also disclose the percentage of total revenue attributable to such customers.

2.   We note your disclosure that Google, Facebook, and Amazon account for the majority of digital advertising budgets and rely upon your solutions for independent verification, measurement, optimization, and insights required by your advertising customers. Please revise to clarify the distinction between your partners and customers. Also, please disclose, if true, that while these partners may rely upon your services, you historically have not generated significant revenues directly from such partners.

Summary Consolidated Financial Data, page 15

3.   We note your response to prior comment 17 in which you state that based on the vesting conditions associated with your 2018 Unit Option Plan, no pro forma impact has been recognized because the vesting conditions are not expected to be met. However, your revised disclosures indicate that you expect to replace these options at IPO with awards that do not have the repurchase feature and that you expect to recognize compensation expense for your time-based service options at the time of this offering. As such, please revise your pro forma earnings per share to include such costs in the numerator. Also, to the extent you will recognize any compensation costs related to the return target options or LTIP upon effectiveness, include those costs as well. Refer to Article 11-01(a)(8) of Regulation S-X.

Risk Factors
We rely on integrations with advertising platforms, DSPs, proprietary platforms and ad servers, over which we exercise very little control, page 22

4.   Please refer to prior comment 23. As loss of integration with one or more of your advertising platforms, DSPs, proprietary platforms and ad servers may materially impact your ability to generate revenues, please quantify the percentage of revenue attributable to each. If one of these entities provides a material source of revenue, such as Facebook, YouTube, etc. please provide this percentage for each entity with which you have a material arrangement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 77

5.   We note your response to prior comment 5. The consent of Frost & Sullivan filed as Exhibit 23.3 does not expressly state that Frost & Sullivan consents to the statement that the company is a leader in global market share by revenue. Please refer to Rule 436(a) of the Securities Act and refile the consent with the proper representation.

6.   We note your response to prior comment 7 and your revision to the net revenue retention metric and disclosure. Given your focus on customer retention and expansion, please include a discussion of the factors that contributed to the decrease in this metric between the reported periods.

7. Your disclosure indicates that the recruitment of large customers is critical to your long-term success and you state on page 79 that you have historically increased your number of large customers. However, we note that the total number of large customers decreased during the reported periods. Please disclose the reason for such decrease and to the extent you anticipate this trend continuing, discuss the impact it may have on your long-term success.

8. We note your response and revised disclosures to prior comment 8. Please tell us whether average revenue per large customer is used to manage operations or make strategic decisions and if so, explain why this key business metric was removed from your disclosure. In this regard, you continue to disclose that historically your revenue has been driven primarily by a subset of large customers and that the recruitment and cultivation of large customers is critical to your long term success. Refer to SEC Release No. 33-10751.

Results of Operations, page 81

9. You state that the increase in revenue was due primarily to an increase in programmatic revenue and you refer to significant growth in such revenue in your cost of revenue discussion. Please tell us the amount of revenue generated from each of your programmatic and direct advertising services as well as your publisher solutions arrangements for each period presented. Also, tell us your consideration to include a discussion of such breakdown in MD&A or explain why you do not believe this information is material to investors.

Critical Accounting Policies and Estimates
Equity-Based Compensation, page 89

10. We note your revised disclosure in response to prior comment 19. Please revise to also disclose the change in terms for your target return options, as well as the expected compensation cost to be recognized at IPO, similar to your time based service option disclosure. In addition, tell us whether the LTIP awards will also be modified and if so, revise to include a discussion of the modifications and expected expense at IPO for those awards as well.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(r) Equity-based compensation, page F-13

11. We note your disclosure revisions in response to prior comment 18. The fair values disclosed appear to be the fair value of the options as disclosed in Note 12. Please revise to disclose the fair value of the underlying units (or a range of values) for each period presented as previously requested as this appears to be an assumption requiring significant judgment. Refer to ASC 718-10-50-2(f)(2). Alternatively, tell us why you believe such disclosure is not required.

   You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Technology

cc: Robert E. Goedert